MASTERWORKS

Launching Now | Alex Katz (17.7% | 0.53 | $1,388,000)

Recently Sold Paintings[1]



Joan Mitchell

Annualized Net Return
17.8% 672 days held



Pierre Soulages

Annualized Net Return
13.9% 845 days held



Cecily Brown

Annualized Net Return
35.0% 686 days held

LAUNCHING NOW:
ALEX KATZ



61% SOLD OUT



Price Appreciation of Similar Works Since 2000

17.7%*

Market Risk-Adjusted Appreciation

0.53 vs. **0.28** vs. **0.56**

Katz's Market — **All Art Market** — **S&P 500**

INVEST NOW

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this

reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Alex Katz with the following criteria: paintings on canvas created between 1970 and 1979 which depict closely cropped, half or bust length, single female subjects with fully visible faces, which measure between 30 inches by 30 inches to 100 inches by 100 inches. The set of similar works includes one painting currently held in the Masterworks portfolio, acquired by Masterworks 005, LLC, an affiliate of the Company, at Christie's, New York, Post-War and Contemporary Art Afternoon Session, held on November 13, 2019. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% was applied to "Fox No. (1963), which sold on October 29, 2009 and "Beige Ada" (1974), which sold on October 8, 2007. The data was sourced from publicly available auction records and does not include private sales.The realized prices comprised by this set of transactions have increased at an estimated 12.4% CAGR implied from selected sales occurring from May 3, 1985 to May 19, 2022. The realized prices comprised by this set of transactions have increased at an estimated 17.7% CAGR implied from selected sales occurring from January 1, 2000 to May 19, 2022.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.